                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                    Under the Securities Exchange Act of 1934

                         CorporateFamily Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  022003R 10 1
                         ------------------------------
                                 (CUSIP Number)

















                           Page 1 of 6 Pages



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CUSIP NO. 022003R 10 1                    13G
         ---------------------

  (1)     NAMES OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Robert D. Lurie
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    487,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,651
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   487,500
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,651
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          489,151
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                   (A)   [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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-----------------------
CUSIP No.  022003R 10 1            13G
-----------------------



                               SCHEDULE 13G




Item 1(a).        Name of Issuer:            CorporateFamily Solutions, Inc.
                                             ("CFAM")


Item 1(b).        Address of Issuer's        209 10th Ave. South, Suite 300
                  Principal Executive        Nashville, Tennessee 37203
                  Offices:

Item 2(a).        Name of Person Filing:     Robert D. Lurie ("Lurie")

Item 2(b).        Address of Principal       209 10th Ave. South, Suite 300
                  Business Office:           Nashville, Tennessee 37203

Item 2(c).        Organization/Citizenship:  Lurie is a United States citizen.

Item 2(d).        Title of Class             Common Stock
                  of Securities:             ("Common Stock")

Item 2(e).        CUSIP Number:              022003R 10 1


Item 3.           Inapplicable.


Item 4.           Ownership.



         This Schedule 13G is filed by Lurie to reflect beneficial ownership of Common Stock by Lurie.


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
                       TOTAL SHARES                                                                              SHARED
                      OF CFAM COMMON          PERCENT            SOLE           SHARED            SOLE           POWER
                          STOCK                 OF              VOTING          VOTING          POWER TO           TO
   PERSON              BENEFICIALLY          CLASS(1)           POWER           POWER            DISPOSE        DISPOSE
                          OWNED
--------------       ---------------         --------          -------          ------          ---------       --------
Lurie                   487,500 (2)            10.4%           487,500          1,651            487,500         1,651


----------

(1)  Based on shares of Common Stock outstanding as of December 31, 1997.

(2) Includes 195,000 shares of Common Stock issuable upon the exercise of outstanding options and 1,651 shares owned by Mr. Lurie's wife, Jane Kyle-Lurie. Mr. Lurie disclaims beneficial ownership of the shares held by his wife.

Item 5.      Ownership of Five Percent or Less of a Class.

                  Inapplicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.     Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.     Notice of Dissolution of Group.

                  Inapplicable.

Item 10.    Certification.

                  Inapplicable.



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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.



                                      Robert D. Lurie


                                      /s/ Robert D. Lurie
                                      ------------------------------------